Exhibit 99.4

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

July 31, 2013	NR 12 - 2013

Avrupa acquires new Marateca license in Pyrite Belt, south Portugal

•

Copper- and zinc-bearing massive sulfide targets in new license

•

Adjacent to Company’s Alvito license which covers additional copper and precious metal targets

•

Aim to joint venture both licenses, singly or jointly

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce the acquisition of a new license in the northern Pyrite Belt of Portugal.  The Mining Bureau of Portugal issued the new Marateca license to Avrupa on July 26, 2013.  The license covers approximately 742 square kilometers and is located 40 kilometers north of the Company’s Alvalade joint venture project with Antofagasta Minerals, SA.  Avrupa previously held an exploration license, also called Marateca, covering some of the same area as the new license.

The new Marateca license covers a portion of the Pyrite Belt that is under-explored.  Targets within the license area are potential copper- and zinc-bearing massive sulfide deposits, hosted in a similar geological setting to that of the Alvalade Project.

Previous work in the area by Avrupa included exploratory core drilling at three different targets:  Serrinha, São Martinho, and Monte de Volta.  The two holes at Serrinha intercepted zones of stockwork sulfide-quartz veining with anomalous base metal values and silver (see Avrupa news release, dated August 24, 2011).  Subsequent geological work around the Serrinha target area produced several new drill targets.  The holes at São Martinho and Monte de Volta were lost due to difficult drilling conditions before reaching the target zones.  Armed with much new knowledge and experience in the Pyrite Belt, the Avrupa technical team is highly optimistic about further drilling in all three target zones.

In addition, further geological mapping and prospecting completed last year identified five areas in the new license with exposed rock units that typically host massive sulfide deposits in the Pyrite Belt.  Recently, the Company discovered outcropping copper mineralization at the Cordoeira target area, and an outcropping gossan zone in the Pego do Altar target area.  There are at least five other known targets on the property, but little previous work has been completed in these areas.

The Marateca license lies adjacent to the Company’s Alvito license which hosts a number of early-stage copper and precious metal targets.  Avrupa is aiming to joint venture both licenses, singly or together, and has begun to actively encourage potential partners to review the numerous metals’ targets on both licenses.  The two licenses, together, cover 1,730 square kilometers and provide both regional exploration target possibilities and individual, already-identified targets that can be brought to drilling stage with a small amount of surface exploration work.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 17 exploration licenses in three European countries, including 11 in Portugal covering 3,018 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, covering five of the licenses, including:

•

The Alvalade JV, with Antofagasta, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for copper rich massive sulfide deposits; and

•

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related gold-tungsten deposits.

•

The Arga JV, with Blackheath Resources, covering one license in northern Portugal, adjacent to Covas, for structurally-controlled, intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.